FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 13, 2016

TRANSLATION
Autonomous City of Buenos Aires, May 13, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: YPF S.A. executes agreement with Pampa Energía S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that regard, and in connection with the notice to the markets filed yesterday by Pampa Energía S.A. ("Pampa Energía") in relation to the acquisition by Pampa Energía of all of the outstanding stock of Petrobras Participaciones S.L., which holds 67.2% of the capital and voting rights of Petrobras Argentina S.A ("PESA"), please be informed that YPF S.A. ("YPF") and Pampa Energía have executed an agreement subject to certain conditions precedent under which, upon closing of the acquisition by Pampa Energía of a controlling stake in PESA, PESA shall assign to YPF certain participating interests in two exploitation concessions in areas with gas production and significant gas development potential (tight and shale) located in the Neuquina basin, which shall be operated by YPF. The participating interests to be acquired shall be: (i) a 33.33% participating interest in the Río Neuquén block located in the Province of Neuquén and the Province of Río Negro and (ii) a 80% participating interest in the Aguada de la Arena block located in the Province of Neuquén.

The above mentioned agreement was structured as a Financing and Participating Interest Acquisition Agreement and a Credit Agreement executed by Pampa Energía and YPF, under which YPF will provide a guaranteed loan to Pampa Energía in the amount of USD 140 million to be applied to the acquisition of PESA, which loan amount is equivalent to the acquisition price of such participating interests. Once the board of directors of PESA has approved the assignment of the participating interests, this loan may be applied against the payment of the acquisition by YPF of the participating interests in joint ventures with concession titles, in the percentages referenced above, with: (i) PESA and an affiliate of Petrobras Brasileiro S.A. in the Río Neuquén block and (ii) Petrouruguay S.A. in the Aguada de la Arena block.

The closing of this transaction will allow YPF to increase its operating gas production by more than 3 million cubic meters per day and gain access to significant gas development potential from the Mulichinco, Lajas, Punta Rosada and Vaca Muerta formations.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 13, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer